                                                                    Exhibit 99.3
                      [LETTERHEAD OF WACHOVIA SECURITIES]

December 7, 2001



Board of Directors
Mohawk Industries, Inc.
160 S. Industrial Blvd.
Calhoun, Georgia 30703

Members of the Board:

In accordance with the terms of our letter to you dated November 19, 2001 (the "Letter"), you have requested our written consent to quote or refer to the Letter and the opinion expressed therein with respect to the fairness, from a financial point of view, to Mohawk Industries, Inc. ("Mohawk") of the consideration to be paid by Mohawk pursuant to the Agreement and Plan of Merger, dated as of November 19, 2001, among Mohawk, Maverick Merger Sub, Inc., a wholly owned subsidiary of Mohawk, and Dal-Tile International Inc. ("Dal-Tile").

     We hereby consent to the reproduction in full of the Letter and to the reference to the Letter and First Union Securities, Inc., trading under the name Wachovia Securities, in the joint proxy statement-prospectus to be distributed to the stockholders of Mohawk and Dal-Tile in connection with the proposed merger. In giving such consent, we do not admit that we come within the category of persons whose consent is required under, and we do not admit that we are "experts" for purposes of, the Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

Very truly yours,

/s/ First Union Securities, Inc.

FIRST UNION SECURITIES, INC.